Exhibit A-3

CLECO CORPORATION
Balance Sheet - Consolidating
December 31, 2003
(Unaudited)

#	Cleco Corporation	Cleco Support Group LLC	Cleco Power LLC	Cleco Midstream Consolidated	Cleco Innovations Consolidated	CLE Resources Inc	Eliminations and Reclassifications	Cleco Corporation Consolidated
ASSETS								
Current assets								
Cash and cash equivalents	$ 24,219,539	$ -	$ 70,989,921	$ 2,265	$ -	$ 168,839	$ -	**$ 95,380,564**
Restricted cash, current portion	-	-	-	6,668,000	-	-	-	**6,668,000**
Customer accounts receivable	-	-	25,512,938	3,144,305	-	-	(1)	**28,657,242**
Accounts receivable - affiliate	37,593,374	6,974,356	17,052,332	58,084,532	153,042	883,976	(120,741,612)	**-**
Other accounts receivable	19,618	226,260	18,733,030	9,247,151	-	7,223	-	**28,233,282**
Notes receivable - affiliate	238,252,455	-	-	-	-	-	(238,252,455)	**-**
Taxes receivable	34,610,960	-	-	340,506	-	-	(12,824,013)	**22,127,453**
Unbilled revenue	-	-	17,208,306	6,450,155	-	-	-	**23,658,461**
Fuel inventory	-	-	15,719,012	-	-	-	-	**15,719,012**
Materials inventory	-	-	13,476,766	3,871,468	-	-	-	**17,348,234**
Margin deposits	-	-	477,125	-	-	-	-	**477,125**
Risk management asset	-	-	965,600	1,322,360	-	-	(965,600)	**1,322,360**
Accumumulated current deferred taxes, net	-	-	2,352,900	748,182	-	-	(1,556,914)	**1,544,168**
Other current assets	7,020,551	-	4,261,551	76,352	905,129	-	1	**12,263,584**
Total current assets	341,716,497	7,200,616	186,749,481	89,955,276	1,058,171	1,060,038	(374,340,594)	**253,399,485**
Property, plant & equipment								
Property, plant & equipment	-	5,795,175	1,692,815,240	420,147,245	756,938	-	-	**2,119,514,598**
Accumulated depreciation	-	(2,600,377)	(732,334,306)	(44,219,260)	-	-	1	**(779,153,942)**
Net property, plant & equipment	-	3,194,798	960,480,934	375,927,985	756,938	-	1	**1,340,360,656**
Construction work-in-progress	-	2,054,382	68,223,650	6,191,434	236,226	-	1	**76,705,693**
Total property, plant & equipment	-	5,249,180	1,028,704,584	382,119,419	993,164	-	2	**1,417,066,349**
Investment in subsidiary								
Investment consolidated	280,661,694	-	-	-	-	-	(280,661,694)	**-**
Investment equity	-	-	-	264,072,740	-	-	-	**264,072,740**
Total investment in subsidiary	280,661,694	-	-	264,072,740	-	-	(280,661,694)	**264,072,740**
Other assets								
Prepayments	2,114,906	337,684	9,033,400	1,246,322	-	-	(1)	**12,732,311**
Operating lease asset	-	-	-	14,701,226	-	-	-	**14,701,226**
Restricted cash, less current portion	-	-	-	34,594,118	-	-	-	**34,594,118**
Regulatory assets-deferred taxes	-	-	93,141,783	-	-	-	-	**93,141,783**
Other deferred charges	2,378,403	2,012,546	61,286,373	3,970,868	-	-	69,758	**69,717,948**
Accumulted long-term deferred income taxes, net	2,381,430	2,607,527	-	-	-	2,451	(4,991,408)	**-**
Total other assets	6,874,739	4,957,757	163,461,556	54,512,534	-	2,451	(4,921,651)	**224,887,386**
Total Assets	$ 629,252,930	$ 17,407,553	$ 1,378,915,621	$ 790,659,969	$ 2,051,335	$ 1,062,489	$ (659,923,937)	**$ 2,159,425,960**

Exhibit A-3

CLECO CORPORATION
Balance Sheet - Consolidating
December 31, 2003
(Unaudited)

	#	Cleco Corporation	Cleco Support Group LLC	Cleco Power LLC	Cleco Midstream Consolidated	Cleco Innovations Consolidated	CLE Resources Inc	Eliminations and Reclassifications	Cleco Corporation Consolidated
Liabilities									
Current liabilities									
Short-term debt		$ 50,000,000	$ -	$ -	$ 150,786,916	$ -	$ -	$ -	$ 200,786,916
Short-term debt - affiliate		-	703,795	-	236,693,509	855,171	-	(238,252,475)	-
Long-term due in one year		-	-	-	4,918,000	-	-	-	4,918,000
Accounts payable		601,717	2,687,105	69,455,627	9,469,317	100,672	-	-	82,314,438
Retainage		-	-	162,000	7,462,641	-	-	-	7,624,641
Accrued payroll		-	600,944	1,404,436	136,096	-	-	-	2,141,476
Accounts payable - affiliate		76,590,823	2,905,782	24,693,923	15,703,488	38,421	739,417	(120,671,854)	-
Customer deposit		-	-	21,364,148	17,500	-	-	-	21,381,648
Taxes accrued		-	195,036	11,215,829	-	306,661	1,106,487	(12,824,013)	-
Interest accrued		2,087,760	-	7,618,813	6,030,076	-	-	(69,738)	15,666,911
Accumulated deferred fuel - liability		-	-	6,579,406	-	-	-	-	6,579,406
Risk management liability		-	-	-	1,322,360	-	-	(965,600)	356,760
Accumulated current deferred taxes, net		1,129,249	411,162	-	-	16,503	-	(1,556,914)	-
Other current liabilities		2,582,672	-	1,201,631	-	1	-	-	3,784,304
Total current liabilities		132,992,221	7,503,824	143,695,813	432,539,903	1,317,429	1,845,904	(374,340,594)	345,554,500
Deferred credits									
Accumulated long-term deferred income taxes, net		-	-	313,870,894	15,747,350	60,619	-	(4,991,407)	324,687,456
Accumulated deferred investment tax credit		-	-	19,015,472	-	-	-	-	19,015,472
Other deferred credits		374,776	11,998,232	45,892,322	3,164,982	3,402	140,000	69,733	61,643,447
Total deferred credits		374,776	11,998,232	378,778,688	18,912,332	64,021	140,000	(4,921,674)	405,346,375
Long-term debt, net		200,000,000	-	410,575,617	296,482,000	-	-	-	907,057,617
Total liabilities		333,366,997	19,502,056	933,050,118	747,934,235	1,381,450	1,985,904	(379,262,268)	1,657,958,492
Equity									
Preferred stock									
Not subject to mandatory redemption		25,323,804	-	-	-	-	-	-	25,323,804
Deferred stock - preferred stock held by ESOP		(6,606,993)	(57)	-	-	-	-	(1)	(6,607,051)
Total preferred stock		18,716,811	(57)	-	-	-	-	(1)	18,716,753
Common stock & members' equity									
Common stock		47,299,119	-	-	-	-	-	-	47,299,119
Premium on capital stock		155,727,489	-	-	-	-	-	-	155,727,489
Capital stock expense		(531,708)	-	-	-	-	-	-	(531,708)
Members' equity		-	(253,838)	447,337,838	42,990,454	872,570	(923,415)	(184,961,668)	305,061,941
Retained earnings		77,167,117	-	-	-	-	-	(95,700,000)	(18,532,883)
Other comprehensive income		-	(1,840,608)	(1,472,335)	(264,720)	(202,685)	-	-	(3,780,348)
Treasury stock		(2,492,895)	-	-	-	-	-	-	(2,492,895)
Total common stock & members' equity		277,169,122	(2,094,446)	445,865,503	42,725,734	669,885	(923,415)	(280,661,668)	482,750,715
Total equity		295,885,933	(2,094,503)	445,865,503	42,725,734	669,885	(923,415)	(280,661,669)	501,467,468
Total Liabilities & Equity		$ 629,252,930	$ 17,407,553	$ 1,378,915,621	$ 790,659,969	$ 2,051,335	$ 1,062,489	$ (659,923,937)	$ 2,159,425,960